

August 17, 2011

Via E-Mail
Mr. William J. Lyons
Executive Vice President and Chief Financial Officer
Consol Energy Inc.
1000 Consol Energy Drive
Canonsburg, Pennsylvania 15317

      Re: Consol Energy Inc
               Form 10-K for the Fiscal Year Ended December 31, 2010
               Filed February 10, 2011
               Response Letter Dated June 21, 2011
               File No. 001-14901

Dear Mr. Lyons:

      We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Marcellus Shale, page 21

Other Gas, page 21

1.   We note your response to our prior comment 2 from our letter dated June 10, 2011, including your statement that "[t]he environmental impacts of the Company's additives to frac fluid are monitored through [y]our affiliation with numerous industry organizations." Please explain further how the industry organizations monitor your frac fluids.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65

2.   We note your response to our prior comment 3 from our letter dated June 10, 2011. To the extent you include known trends and uncertainties in your conference calls or press

releases, please include the same in your applicable periodic filings unless you are able to conclude either that it is not reasonably likely that the trend, uncertainty or other event will occur or come to fruition, or that a material effect on the company's liquidity, capital resources or results of operations is not reasonably likely to occur.

Note 1 Significant Accounting Policies, page 122

Property, Plant and Equipment, page 123

3.   We note your response to prior comment seven which indicates that the gas segment has the right to locate and drill additional wells and capture gas for marketing in the coal area. Please clarify that the gas segment incurs the related costs to capture and market such gas and specify whether they also incur all costs directly attributable to it.

Note 24 Commitments and Contingent Liabilities, page 161

4.   We note your response to prior comment eight; however, it remains unclear to us how your disclosure that it is reasonably possible that the ultimate liabilities in the future with respect to these lawsuits and claims, individually and in the aggregate, may be material to the financial position, results of operations or cash flows of CONSOL Energy complies with ASC 450. Please revise your disclosures to clearly state, if true, that the amount or range of reasonably possible losses in excess of amounts accrued in your financial statements is immaterial. Alternatively, please revise your disclosures to disclose the amount or range of reasonably possible losses in excess of amounts accrued in your financial statements, or disclose that the amount cannot be estimated. As part of your response, please provide us with your proposed revised disclosures.

5.   We also note your response to prior comment eight indicates that your disclosures are intended to reflect the range of loss to be zero to the stated amount of the claim, or the description of the loss calculation if the amount of the claim is not specifically available. Please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) to the extent you have determined you cannot estimate a range of reasonably possible loss, please explain to us for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please note you may provide your disclosures with respect to the range of reasonably possible losses in excess of the amounts you have accrued on an aggregated basis.

You may contact John Cannarella at (202) 551-3337 or Mark Shannon at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact Caroline Kim at (202) 551-3878 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director